FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  April, 2008

Commission File Number 0-22617

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant's name)

1055 West Georgia Street, Suite 2772

Vancouver, British Columbia, Canada  V6E 3R5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

April 23, 2008

Minco Silver Corporation is pleased to report that the Company has retained Wardrop Engineering Inc. (“Wardrop”) to prepare a 43-101 compliant Bankable Feasibility study for its Fuwan Silver Project located in Guangdong Province, China.

The Registrant is a major shareholder of Minco Silver Corporation.

2.

Exhibits

2.1

News Release dated April 23, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO GOLD CORPORATION

(Registrant)

/s/ Garnet Clark

Date:  April 23, 2008

Garnet Clark

Chief Financial Officer

Exhibit 2.1

TSX: MSV
For Immediate Release	April 23, 2008

NEWS RELEASE

MINCO SILVER INITIATES BANKABLE FEASIBILITY AT FUWAN

Minco Silver Corporation (the "Company" or "Minco Silver") (TSX: MSV) is pleased to announce that the Company has retained Wardrop Engineering Inc. (“Wardrop”) to prepare a 43-101 compliant Bankable Feasibility study for its Fuwan Silver Project located in Guangdong Province, China.

Established in 1955, Wardrop is an internationally recognized, employee-owned Canadian firm with 17 locations in Canada, Africa, China, India, the United Kingdom, and the USA.  In the past three years, Wardrop has been involved in over 50 NI 43-101 compliant feasibility studies in over 55 countries world-wide with a client list that includes BHP Billiton, Cameco Corporation, Eldorado Gold, Falconbridge (Xstrata), Goldcorp, INCO, Teck Cominco, and Yamana Gold among others.  Having considerable work experience in China, Wardrop’s highly qualified team of specialists understands the culture and has built relationships both personally and professionally with local Chinese institutes.

Wardrop has assembled a multi-disciplinary team to complete the report suitable for submission to international banking institutions. They have partnered with Environmental Resources Management in China (“ERM”) to complete the environmental aspects of the feasibility study which will be done to IFC (“International Finance Corporation”) standards. As well, China Nerin Engineering Co., Ltd. (“NERIN”), have been approached to assist in specific areas of the engineering work. Wardrop will lead and manage the feasibility study out of its Beijing office.

Minco Silver plans to deliver an updated resource estimation in May, 2008, that will serve as a basis for the feasibility study. The feasibility study is expected to be completed by the end of 2008.

Minco Silver’s Chairman and CEO commented: “We are very pleased with our progress to date and excited to embark upon the road to production.  The Company has advanced the Fuwan Project considerably in a very short period of time and is poised to continue with rapid development and a production target of 2010.”

About Minco Silver

Minco Silver Corporation (TSX: MSV) is a TSX company focusing on the acquisition and development of silver dominant projects in China.  The Company is the exclusive vehicle for pursuing silver opportunities in China pursuant to a strategic alliance agreement between Minco Gold Corporation (TSX:MMM/AMEX:MGH/FSE:MI5) and Silver Standard Resources (TSX:SSO).  For more information on Minco Silver, please visit the website at www.mincosilver.ca or contact Ute Koessler at 1-888-288-8288 or (604) 688-8002 info@mincosilver.ca.

ON BEHALF OF THE BOARD

“Dr. Ken Z. Cai”

Chairman & CEO

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  The Company undertakes no obligation and has no intention of updating forward-looking statements.